Exhibit 12

General Electric Capital Services, Inc. and consolidated affiliates

Computation of Ratio of Earnings to Fixed Charges

and

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

Six months ended June 30, 2011

(Unaudited)

		Ratio of
		earnings to
		combined
	Ratio of	fixed charges
	earnings to	and preferred
	fixed charges	stock dividends
(Dollars in millions)

Earnings(a)	$4,011	$4,011
Plus:
Interest included in expense(b)	7,190	7,190
One-third of rental expense(c)	105	105
Adjusted “earnings”	$11,306	$11,306

Fixed charges:
Interest included in expense(b)	$7,190	$7,190
Interest capitalized	12	12
One-third of rental expense(c)	105	105
Total fixed charges	$7,307	$7,307

Ratio of earnings to fixed charges	1.55

Preferred stock dividend requirements		$–

Ratio of earnings before provision for income taxes to earnings from
continuing operations		1.23

Preferred stock dividend factor on pre-tax basis		–
Fixed charges		$7,307

Total fixed charges and preferred stock dividend requirements		$7,307

Ratio of earnings to combined fixed charges and preferred stock dividends		1.55

(a)	Earnings before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.